UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.)*

17 Education & Technology Group Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

81807M106**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13 d-1 (b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number of the Issuer’s American depositary shares (“ADSs”). Each one ADS represents ten Class A ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81807M106	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON CL Lion Investment III Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 45,798,690*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 45,798,690*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,798,690*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1% of Class A ordinary shares or 9.0% of total ordinary shares (representing 2.1% of the aggregate voting power)**
12	TYPE OF REPORTING PERSON OO

*	Represents 45,798,690 Class A ordinary shares held by CL Lion Investment III Limited in the form of ADSs.

**	The beneficial ownership percentage is calculated based on 510,591,007 ordinary shares of the Issuer as a single class, being the sum of (i) 452,137,839 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of March 31, 2022, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2022. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to thirty votes, voting together as one class.

CUSIP No. 81807M106	SCHEDULE 13G	Page 3 of 5

ITEM 1

(a)	Name of Issuer

17 Education & Technology Group Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

16/F, Block B, Wangjing Greenland Center
Chaoyang District, Beijing 100102
People’s Republic of China

ITEM 2

(a)	Names of Person Filing

CL Lion Investment III Limited (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence

Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands

(c)	Citizenship

British Virgin Islands

(d)	Title of Class of Securities

Class A ordinary shares, par value US$0.0001 per share

(e)	CUSIP Number

81807M106. This CUSIP number applies to the American depositary shares. One American depositary share represents ten Class A ordinary shares of the Issuer.

CUSIP No. 81807M106	SCHEDULE 13G	Page 4 of 5

ITEM 3 If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4 Ownership

Ownership information as of December 31, 2022 of the Reporting Person is incorporated by reference through items (5) through (9) and (11) of the cover page.

ITEM 5 Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

ITEM 8 Identification and Classification of Members of the Group

Not applicable.

ITEM 9 Notice of Dissolution of Group

Not applicable.

ITEM 10 Certifications

Not applicable.

CUSIP No. 81807M106	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2023

CL Lion Investment III Limited

By:	/s/ Ching Nar Cindy Chan
Name:	Ching Nar Cindy Chan
Title:	Director